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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February 2007


                              AETERNA ZENTARIS INC.

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F _____                    Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

               Yes _____                          No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


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                                 DOCUMENTS INDEX
                                 ---------------



Documents Description
---------------------

1. Press release dated February 12, 2007: AEterna Zentaris To File Restated Interim 2006 Third Quarter Financials

                                                              AEterna Zentaris


AEterna Zentaris Inc. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com


                                                                 PRESS RELEASE
                                                         For immediate release


AETERNA ZENTARIS TO FILE RESTATED INTERIM 2006 THIRD QUARTER FINANCIALS

NET LOSS FOR THE THIRD QUARTER AND THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2006 DECREASES BY $4.9 MILLION

ALL AMOUNTS ARE IN U.S. DOLLARS

QUEBEC CITY, CANADA, FEBRUARY 12, 2007 - AEterna Zentaris Inc. (TSX: AEZ;
NASDAQ: AEZS) today announced that the Company, after discussions with its external auditors relating to the Company's and the auditors' interpretation of
Section 3465 of the Canadian Institute of Chartered Accountants ("CICA") Handbook, has determined to restate its interim unaudited consolidated financial statements for the third quarter and nine-month period ended September 30, 2006. This non-cash restatement will reduce the Company's future income tax expense and its net loss by $4.9 million for the third quarter and nine-month period ended September 30, 2006. AEterna Zentaris' restated net loss will be $1.6 million for the three-month period and $5.7 million for the nine-month period ended September 30, 2006, compared to the previously reported net loss of $6.5 million and $10.6 million for such periods, respectively. The Company's net loss per share on a basic and fully-diluted basis will be $0.03 for the three-month period and $0.11 for the nine-month period ended September 30, 2006, compared to the previously reported $0.12 and $0.21 for such periods, respectively. The impact on the consolidated balance sheet will be a decrease in the future income tax liabilities of $5 million, a decrease in the deficit of $4.9 million and an increase in the cumulative translation adjustment of $0.1 million.

Section 3465 of the CICA Handbook provides guidance related to the valuation of future income tax assets in connection with income tax losses. The valuation of the $4.9 million allowance previously recorded in the Company's consolidated statement of operations as future income tax expense in the third quarter ended September 30, 2006 has been reversed. Furthermore, in conjunction with the aforementioned restatement, future income tax assets and liabilities arising from within the same jurisdiction have also been offset as required by Section 3465.

The Company anticipates filing the restated third quarter 2006 interim financial statements and the corresponding Management's Discussion and Analysis (MD&A) later today. These documents will be available on www.sedar.com and on the Company's website at www.aeternazentaris.com. A summary of certain restated financial information is attached to this press release.


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                                                              AEterna Zentaris

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a late-stage, global biopharmaceutical company focused on endocrine therapy and oncology with proven expertise in drug discovery, development and commercialization.

News releases and additional information are available at www.aeternazentaris.com.




FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-

CONTACTS

Jenene Thomas
Senior Director, Investor Relations & Corporate Communications
(418) 655-6420
jenene.thomas@aeternazentaris.com

Paul Burroughs
Media Relations
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com




ATTACHMENT: Financial summary

                                                                              2
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                                                              AEterna Zentaris

(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE
AND PER SHARE DATA)

CONSOLIDATED RESULTS                                               QUARTERS ENDED                   NINE MONTHS ENDED
                                                                    SEPTEMBER 30,                     SEPTEMBER 30,
UNAUDITED                                                       2006             2005             2006             2005
----------------------------------------------------------------------------------------------------------------------------
                                                                 $                $                $                 $
                                                             (restated)                        (restated)
----------------------------------------------------------------------------------------------------------------------------
REVENUES                                                        83,893           52,879          251,760           174,888
----------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Cost of sales                                                   55,664           34,073          165,479           109,800
Selling, general and administrative                             15,125            9,836           44,209            29,785
R&D costs, net of tax credits and grants                         6,194            6,147           20,475            18,692
Depreciation and amortization                                    2,517            1,837            7,376             5,666
----------------------------------------------------------------------------------------------------------------------------
                                                                79,500           51,893          237,539           163,943
----------------------------------------------------------------------------------------------------------------------------

EARNINGS FROM OPERATIONS                                         4,393              986           14,221            10,945

Interest income                                                    539              339            1,414             1,071
Interest expense                                                (1,971)          (2,241)          (7,198)           (7,067)
Foreign exchange gain (loss)                                       109             (404)              26              (351)
----------------------------------------------------------------------------------------------------------------------------

EARNINGS (LOSS) BEFORE THE FOLLOWING ITEMS                       3,070           (1,320)           8,463             4,598

Current income taxes                                            (2,010)            (251)          (6,401)           (4,503)
Future income taxes                                                692             (753)           2,511            (1,915)
Gain (loss) on dilution of investments                              (5)             109             (140)           16,502
Non-controlling interest                                        (3,316)          (1,544)         (10,144)           (5,047)
----------------------------------------------------------------------------------------------------------------------------

NET EARNINGS (LOSS) FOR THE PERIOD                              (1,569)          (3,759)          (5,711)            9,635
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

NET EARNINGS (LOSS) PER SHARE
     Basic                                                       (0.03)           (0.08)           (0.11)             0.21
----------------------------------------------------------------------------------------------------------------------------

     Diluted                                                     (0.03)           (0.08)           (0.11)             0.20
----------------------------------------------------------------------------------------------------------------------------

Weighted average number of shares
     Basic                                                  52,692,065       46,139,814       51,900,754        46,139,814
     Diluted                                                53,040,488       46,397,156       52,390,209        46,459,000
Issued and outstanding shares                                                                 53,160,970        46,139,814


                                                                              3
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                                                              AEterna Zentaris

CONSOLIDATED BALANCE SHEET                                                         AS AT                   AS AT
                                                                               SEPTEMBER 30,           DECEMBER 31,
UNAUDITED                                                                          2006                   2005
--------------------------------------------------------------------------------------------------------------------------
                                                                                     $                      $
                                                                                (restated)

Cash and short-term investments                                                   45,753                52,705
Other current assets                                                             111,435               110,971
                                                                            ----------------------------------------------
                                                                                 157,188               163,676
Long-term assets                                                                 268,849               256,204
                                                                            ----------------------------------------------
Total assets                                                                     426,037               419,880
                                                                            ----------------------------------------------
                                                                            ----------------------------------------------

Current liabilities                                                               63,450                64,174
Long-term debt                                                                    99,144               135,743
Other long-term liabilities                                                       43,740                45,901
Non-controlling interest                                                          77,938                64,531
                                                                            ----------------------------------------------
                                                                                 284,272               310,349
Shareholders' equity                                                             141,765               109,531
                                                                            ----------------------------------------------
Total liabilities and shareholders' equity                                       426,037               419,880
                                                                            ----------------------------------------------
                                                                            ----------------------------------------------


                                                                              4
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                                                              AEterna Zentaris


                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             AETERNA ZENTARIS INC.


Date:  February 14, 2007     By:  /s/ Mario Paradis
------------------------         ---------------------------------------------
                                  Mario Paradis
                                  Vice President, Finance & Administration and
                                  Corporate Secretary